SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE
NEW YORK 10036-6522 ___ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 9, 2016	FIRM/AFFILIATE OFFICES ------------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ------------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON
Via EDGAR Kim McManus Senior Counsel Office of Real Estate and Commodities U.S. Securities and Exchange Commission 100 F. Street, N.E.	MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Washington, D.C. 20549-3628

Re:                        Quality Care Properties, Inc. (f/k/a HCP SpinCo, Inc.)
Form 10-12B
Filed June 17, 2016
File No. 001-37805

Dear Ms. McManus:

On behalf of Quality Care Properties, Inc., formerly known as HCP SpinCo, Inc. (the “Company” or “SpinCo”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 12, 2016 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-37805) that was filed on June 17, 2016 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein, including the financial statements and related information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the June 17, 2016 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Form 10

General

1.                                    Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible. In addition, please tell us whether you will not be in a position to file executed versions of any of the “Form of” agreements listed in the Exhibit Index prior to effectiveness. For example, please tell us whether the Separation and Distribution Agreement will be executed before this filing becomes effective and, if so, if you intend to file the executed Agreement as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and to the extent that information is required by Form 10 and not yet provided in the Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement in subsequent amendments to the Registration Statement when the information is known and factually supportable.  The Company expects to enter into the Separation and Distribution Agreement concurrently with the effectiveness of the Registration Statement and will file the executed Separation and Distribution Agreement as an exhibit to a Current Report on Form 8-K.  The Company expects to enter into the other “Form of” agreements listed in the Exhibit Index to the Registration Statement upon consummation of the Spin-Off following effectiveness of the Registration Statement.

2.                                    We note your disclosure in the information statement that no vote of HCP’s stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

Response: The Company respectfully advises the Staff that the Spin-Off will constitute a “distribution” under the Maryland General Corporation Law (the “MGCL”), and there is no provision of the MGCL or the charter or bylaws of HCP, Inc. (“HCP”) which would require a vote of HCP’s stockholders in connection with the Spin-Off.

Section 2-301 of the MGCL defines a “distribution” to include a “direct or indirect transfer of money or other property of the corporation in respect of any of its shares.”  The Spin-Off will consist of the direct transfer by HCP of shares of the Company’s common stock, which constitute property owned by HCP, to the stockholders of HCP and will thus be a “distribution” to the stockholders of HCP under Section 2-301 of the MGCL.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Section 2-309(b) of the MGCL provides that “if authorized by its board of directors, a corporation may make distributions to its stockholders, subject to any restriction in its charter and the limitations in Section 2-311 of [the MGCL]”.  There are no restrictions in HCP’s charter which would require a vote of HCP’s stockholders in connection with the distribution of shares of the Company’s common stock to the stockholders of HCP.  Moreover, such distribution will not violate the limitations in Section 2-311 of the MGCL, which generally prohibit a corporation from making a distribution if, after giving effect to the distribution, the corporation would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business or the corporation’s total assets would be less than the corporation’s total liabilities. After the distribution, HCP is expected to continue to be able to pay its indebtedness as it becomes due in the ordinary course, and HCP’s total assets will exceed its liabilities. In any event, Section 2-311 does not impose a stockholder vote in connection with any distribution.

Section 3-105 of the MGCL generally requires stockholder approval for a “transfer of assets” which, under Section 1-101(cc) of the MGCL, means “to sell, lease, exchange or otherwise transfer all or substantially all of the assets of the corporation”.  The Company does not believe that the Spin-Off is a transfer of assets since it does not involve “all or substantially all of the assets” of HCP.   However, even if the Spin-Off were considered to be a “transfer of assets” of HCP, as such term is used in the MGCL, no vote of HCP’s stockholders would be required since, pursuant to Section 3-104(a)(1) of the MGCL, “unless the charter or bylaws of a corporation provide otherwise . . ., the approval of the stockholders and articles of transfer . . . are not required for any . . . transfer of assets by a corporation . . . as a distribution as defined in Section 2-301 of [the MGCL]”.   The charter and bylaws of HCP do not “provide otherwise” with respect to the Spin-Off.

As the foregoing analysis indicates, the distribution to the stockholders of HCP of the shares of the Company’s common stock owned by HCP will not require a vote of HCP’s  stockholders under Maryland law.

3.                                    We note your disclosure that you plan to complete one or more financing transactions in connection with the spin-off, and that you expect to contribute some of the proceeds from your borrowings to HCP, Inc. Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Response: The Company does not believe that the transfer of the Relevant Debt Proceeds (as defined below) to HCP in connection with the Spin-Off should be viewed as a form of consideration provided by HCP’s stockholders as described in the first condition of Question 4 of Staff Legal Bulletin No. 4 (avail. Sept. 16, 1997) (the “Staff Legal Bulletin”).

In connection with the Spin-Off, the Company anticipates that it will enter into debt financing. The Company expects that substantially all the proceeds from the debt borrowings (the “Relevant Debt Proceeds”) will be transferred to HCP, together with all of the outstanding common stock of the Company, concurrent with the transfer of assets to the Company by HCP in connection with the Spin-Off.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

The transfer of the Relevant Debt Proceeds is a transfer from the Company to HCP in connection with the transfer of assets (including the Properties, the right to receive payment of the Deferred Rent Obligation and HCP’s approximately 9% equity interest in HCRMC) by HCP to the Company in connection with the Spin-Off. Such transfer of Relevant Debt Proceeds will primarily be used by HCP to retire outstanding indebtedness. Notably, neither the Relevant Debt Proceeds nor any other cash amounts are to be paid by HCP to its stockholders in connection with the Spin-Off nor are any cash amounts or other consideration to be paid by HCP’s existing stockholders.

Existing HCP stockholders will receive a pro rata distribution of the Company’s common stock solely by virtue of their ownership of the shares of HCP’s common stock on the record date. The Spin-Off does not require the approval of HCP stockholders (under Maryland law or otherwise), consummation of the Spin-Off does not require any action whatsoever to be taken by the existing HCP stockholders and no existing HCP stockholder will make any investment decision with respect to the securities received in the Spin-Off.  As a result, none of HCP’s stockholders will provide any value or consideration in order to receive the Company’s securities, no existing HCP stockholder will assume or incur any obligations or liability as a result of the distribution and no person (including HCP, the Company or any of their subsidiaries or affiliates) will receive any value from the HCP stockholders in consideration of, or as a result of, the Spin-Off.

The Company further notes that it is a common feature of transactions such as the Spin-Off to include the raising of debt financing by the subsidiary to be spun-off, the proceeds of which are transferred to the parent company in connection with a transfer of assets by the parent company to the subsidiary that will be spun-off. A number of recent examples are set forth below.

•                 In the spin-off of Four Corners Property Trust, Inc. from Darden Restaurants, Inc. (October 21, 2015, File No. 001-37538), Four Corners Property Trust, Inc. incurred $400.0 million of new indebtedness and transferred approximately $351.1 million of the proceeds from such indebtedness to its then-parent, Darden Restaurants, Inc.

•                 In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties incurred $1.3 billion of new indebtedness and transferred substantially all of the proceeds from such indebtedness to its then-parent, Ventas, Inc.

•                 In the spin-off of Communications Sales & Leasing, Inc. from Windstream Holdings, Inc. (March 25, 2015, File No. 001-36708), Communications Sales & Leasing, Inc. incurred $3.65 billion of new indebtedness and transferred approximately $1.1 billion of the proceeds from such indebtedness to its then-parent, Windstream Holdings, Inc.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

•                 In the spin-off of Washington Prime Group Inc. from Simon Properties Group, Inc. (April 21, 2014, File No. 001-36252), Washington Prime Group Inc. incurred $1.0 billion in new indebtedness and transferred substantially all of the proceeds from such indebtedness to its then-parent, Simon Properties Group, Inc.

The Company respectfully submits that the HCP stockholders will not be providing consideration in connection with the transfer of the Relevant Debt Proceeds from the Company to HCP.

4.                                    It appears that HCR ManorCare is a significant lessee of properties under a long-term triple-net lease. Please tell us how you determined it was not necessary to provide audited financial statements of HCR ManorCare.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Information Statement refers to the publicly available filings of HCP which includes the audited financial statements of HCR ManorCare (“HCRMC”) that are publicly filed by HCP in its annual reports on Form 10-K.  Accordingly, we believe that the disclosure included in the Information Statement provides the information required with respect to significant lessees, and is consistent with the requirements outlined in the Staff Legal Bulletin.

Prior to the Staff issuing the Staff Legal Bulletin on September 16, 1997, the Staff had routinely provided no action letter guidance on the Staff’s views on whether specific spin-off transactions require registration under the Securities Act of 1933, as amended (the “Securities Act”), and the disclosure requirements related to those transactions.1 The Staff Legal Bulletin presented the Staff’s views on the matters presented therein and codified the Staff’s views outlined in the prior no action letters.  An analysis of the no action letters previously issued by the Staff, therefore, provides helpful guidance on information the Staff expected to be provided to shareholders in spin-off transactions.  The previously issued no action letters generally reference concerns expressed by the Staff of “the potential for fraud and deceit” where, for example, “a public company purchases the stock of a non-public corporation with little or no business activity (sometimes for nominal consideration) and then distributes the purchased shares to the public company’s shareowners without any information about the distributed company being publicly available.”  The no action letters, consequently, focused on the overarching purpose of the Securities Act “to provide adequate disclosure to members of

1  See, e.g., Summit Energy, Inc. (March 29, 1988), Pacific Telesis Group (February 14, 1994), Valhi, Inc. (December 23, 1994), Signet Banking Corp. (February 14, 1995), Merrill Lynch & Co., Inc. (May 16, 1996), Axion Inc. (September 17, 1996), British Gas plc (December 4, 1996), Getty Petroleum Corp. (December 9, 1996), Collins & Aikman Corporation (February 5, 1997), Alco Standard Corporation (February 14, 1997), WMS Industries, Inc. (February 25, 1997), Trinity Industries, Inc. (February 27, 1997) and AB Electrolux (April 28, 1997).

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

the investing public.”2  We also understand that Section 2340 of the Staff’s Financial Reporting Manual (the “Manual”) discusses financial information that should be considered for significant lessees and indicates that, only in some cases, audited financial statements may be necessary where “an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this asset concentration.” The Manual further provides that “[i]f the lessee is a public company subject to the periodic reporting obligations of the Exchange Act, the registrant may instead include in the filing a statement referring investors to the publicly-available website with the lessee’s SEC filed financial information.”

We note that HCP has been, and following the Spin-Off will continue to be, a public company subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).  As stated above, HCP has publicly filed the audited historical financial statements of HCRMC for the periods presented in the Information Statement and provided a discussion of HCRMC’s results in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its periodic reports.  In addition, HCP has also historically provided investors with significant financial information regarding HCRMC in dedicated sections of its supplemental information packages which discuss information on HCP’s investment in HCRMC and HCRMC’s financial and operating performance (including lease coverages and other financial performance metrics).  These metrics represent information used by HCP, and that the Company expects to continue to use following the Spin-Off, that is essential to the underwriting of leases and evaluating the creditworthiness of tenants.  These metrics have also been the principal focus of questions received from investors and analysts during HCP’s earnings calls and represent substantially the same information HCP presents to its management and board of directors.  This information is publicly available on HCP’s website and furnished to the Staff in HCP’s current reports on Form 8-K.  Following the Spin-Off, the Company will also be a public company subject to the reporting requirements of the Exchange Act and expects to continue to provide to its investors information substantially similar to the information currently provided by HCP as described above in its periodic and current reports. While HCRMC is not itself a public company, given that HCP is a public company that publicly files the above referenced information in its periodic reports, we believe that it is appropriate, prior to the completion of the Spin-Off, to refer to this information filed by HCP as the source of its public disclosure.

To further ensure that investors are directed to HCP’s publicly-available information, the Information Statement has been revised on page 166 to refer directly to HCP’s website from which investors may access such information.

2  See Pacific Telesis Group, SEC No-Action Letter (February 14, 1994), citing SEC v. Harwyn Industries Corp., 326 F. Supp. 943, 954 (S.D.N.Y. 1971).

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

We believe the disclosures provided in the Information Statement, including the financial statement information presented and the reference to HCRMC’s publicly-available information, satisfy the applicable financial statement presentation requirements of those previously issued letters and the Staff Legal Bulletin and provide adequate information to investors to evaluate the risk of HCRMC to the Company.

Exhibit Index

5.                                    We note the Purchase Agreement, dated as of December 13, 2010 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

Response: The Company respectfully acknowledges the Staff’s comment, and there has been filed with the Exhibit Index to Amendment No. 1 a list identifying the omitted schedules to the Purchase Agreement. In addition, the Exhibit Index to Amendment No. 1 includes an agreement to furnish the Staff with a copy of any omitted schedule upon request.

Exhibit 99.1

Summary, page 1

6.                                    In order for investors to better understand the changes in your organizational structure as a result of the reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off in your Summary section.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 5 to include a graphical representation of the relevant portion of HCP’s corporate structure, prior to the internal reorganization and the Company’s corporate structure after the Spin-Off.

7.                                    We note your risk factor disclosure on page 24 that as part of the fourth quarter 2015 review process, HCP assessed the collectability of all contractual rent payments under the Master Lease and determined that the timing and amounts owed under the HCRMC DFL investments were no longer reasonably assured and assigned an internal rating of “Watch List” as of December 31, 2015. We further note your disclosure that HCP recorded an allowance for DFL losses of $817 million. Please expand your disclosure to clarify what comprises the HCRMC DFL investments and revise to include related disclosure in your Summary section. Please also revise to disclose how you will monitor tenant credit quality.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Response: The Company respectfully advises the Staff that it elected to early adopt Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases, Accounting Standards Codification Topic 842 (“ASU 2016-02”) effective as of April 1, 2016. Upon adoption and transition to ASU 2016-02, the Company reclassified its direct financing leases (“DFLs”) with HCRMC to operating leases. Under ASU 2016-02, all of the Company’s leases are classified as operating leases. The Information Statement has been revised on page 78 to disclose this change in accounting principle.

The Company respectfully advises the Staff that, because the leases underlying our Master Lease with HCRMC have been reclassified from DFLs to operating leases pursuant to ASU 2016-02, the requirement to disclose how we monitor the credit quality of our financing receivables is no longer applicable. Nonetheless, we include the following disclosure on page F-14 of the Information Statement:

The Company evaluates the liquidity and creditworthiness of its operators on a monthly and quarterly basis. The Company’s evaluation considers industry and economic conditions, individual and portfolio property performance, credit enhancements, including parent guaranty, liquidity and other factors. The Company’s operators furnish property, portfolio and guarantor/operator–level financial statements, among other information, on a monthly or quarterly basis; the Company utilizes this financial information to calculate the lease coverage and guarantor’s fixed charge coverage that it uses as primary credit quality indicators. Lease coverage information is evaluated together with other property, portfolio and operator performance information, including revenue, expense, net operating income, occupancy, rental rate, reimbursement trends, capital expenditures and EBITDA (defined as earnings before interest, tax and depreciation and amortization), along with other liquidity measures. The Company evaluates, on a quarterly basis or immediately upon a significant change in circumstance, its operators’ ability to service their obligations with the Company.

Strengths, page 6

8.                                    You state that while SpinCo intends to be a REIT, it will have the flexibility to change its business model and/or corporate structure to suit the optimal long-term solution for the HCRMC Properties. Please disclose if shareholder approval would be required if SpinCo opts to change its corporate structure in the future, electing to no longer be a REIT.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with the Company’s initial taxable year ending December 31, 2016.  The Company does not currently have any plan to elect to discontinue its REIT status.  If, however, in the future the Company’s board of directors determines that maintaining REIT status would no longer be in the best interest of the Company or its stockholders, the board may explore various alternatives and will seek stockholder approval, if necessary, pursuant to applicable law.  The Company does not believe the election to discontinue its REIT status would require shareholder approval under Maryland law, and has added disclosure to this effect on pages 9, 15 and 118 of the Information Statement.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Financing, page 8

9.                                    We note your disclosure that proceeds from your borrowings will be transferred to HCP, Inc., together with your common stock, and will be used to fund the repayment of a portion of HCP, Inc.’s outstanding debt. Please revise to disclose the amount of the portion of HCP’s indebtedness that will be paid off as a result of this transfer, or tell us why you do not believe such disclosure is material.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the requested information in the Information Statement in subsequent amendments to the Registration Statement when the information is known and factually supportable.

10.                            Please revise your disclosure under this heading to provide the total amount of anticipated indebtedness after the spin-off transaction has been completed. Please confirm that you plan to revise to disclose the material terms of your financing arrangements, including interest rate, maturity date, and financial covenants.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the requested information in the Information Statement in subsequent amendments to the Registration Statement when the information is known and factually supportable.

Our Tax Status, page 9

11.                            We note your disclosure that you expect to receive an opinion from counsel that you have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code. Please tell us whether you anticipate being in a position to receive such opinion before this filing becomes effective and, if so, if you intend to file the opinion as an exhibit.

Response: The Company respectfully advises the Staff that the Separation and Distribution Agreement that will be entered into with respect to the Spin-Off will require an opinion of counsel to the effect that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT, commencing with its initial taxable year ending December 31, 2016. Accordingly, the Company will receive such an opinion of counsel concurrently with the closing of the Spin-Off but does not expect to receive the opinion

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

prior to the time that the Registration Statement becomes effective. Counsel to the Company has advised the Company that it is aware of no issue that would prevent it from delivering such an opinion at the closing of the Spin-Off. Because such an opinion of counsel is not required to be filed as an exhibit to a registration statement on Form 10, the Company does not intend to file such opinion as an exhibit to the Registration Statement.

Questions and Answers about SpinCo and the Spin-Off, page 12

12.                            Please include a separate “Q&A” disclosing the estimated total value of the spin-off consideration that you will contribute to HCP, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the value of the Spin-Off consideration is expected to be equal to the net value of the assets received by the Company from HCP, Inc. The Company has disclosed that it will transfer substantially all of its common stock and an amount of proceeds of its indebtedness to be disclosed in a subsequent filing of the Registration Statement to HCP, Inc. in consideration of the Properties, DRO and equity interest in HRCMC with the expectation that such stock and cash proceeds are of a commensurate value as the assets received, which will be more appropriately valued by the market as part of a standalone company than as part of the larger pool of assets of HCP, Inc.  While HCP discloses the carrying value of the Properties, DRO and equity interest in HCRMC for financial reporting purposes, the value of such assets attributed by the holders of the Company’s common stock once included in the standalone enterprise may differ, particularly as the Company pursues the strategies set forth in the Registration Statement and Information Statement.  Therefore, the Company does not believe attributing a current valuation to the Spin-Off consideration, absent market evaluation, would be meaningful, and believes it could be potentially confusing, to the Company’s future stockholders.

The Spin-Off, page 49

Overview of the Spin-Off, page 49

13.                            We note your disclosure that HCP Inc. will accomplish the separation by transferring to certain of SpinCo’s subsidiaries the equity of entities that hold lessor’s interest in the Properties (including the right to receive payment of the Deferred Rent Obligation), as well as HCP’s approximately 9% equity interest in HCRMC. Please revise to more specifically describe all the assets, liabilities and obligations that will transfer to SpinCo’s subsidiaries, including clarifying those assets, liabilities and obligations related to the business that will not transfer to you, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the requested information in the Information Statement in subsequent amendments to the Registration Statement when the information is known and factually supportable.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Manner of Effecting the Spin-Off, page 50

14.                            We note your disclosure that the general terms and conditions relating to the spin-off will be set forth in the Separation and Distribution Agreement between you and HCP, Inc. Please revise your disclosure in this section to more fully discuss and quantify the anticipated costs in connection with the spin-off. Please also describe how these costs will be allocated.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the requested information in the Information Statement in subsequent amendments to the Registration Statement when the information is known and factually supportable.

Conditions of the Spin-Off, page 59

15.                            We note that one of the conditions to the spin-off is that the HCP, Inc. shall have received such solvency opinions as it shall deem necessary, appropriate or advisable in connection with the consummation of the spin-off. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Response: The Company respectfully submits that the nature of the anticipated solvency opinions is not material.  It is customary for boards of directors to request such opinions from independent financial advisory firms in connection with a declaration of dividends as additional support of the boards’ conclusions that there are lawfully available funds from which dividends may be paid.  It is in that context that the opinions are being sought by the boards of directors of HCP and the Company, and the anticipated opinions do not address the adequacy or fairness of the Spin-Off to stockholders.

Notwithstanding that the nature of the opinions is not material to the stockholders, the disclosure in the Information Statement has been revised to include a brief description of the anticipated opinions (see page 62 of the Information Statement).

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Non-GAAP Financial Measures, page 83

16.                            Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined to adjust for taxes associated with a real estate disposition as part of NAREIT FFO.

Response: The Company respectfully submits that, as described in the Information Statement, the Company computes FFO in accordance with the current definition of FFO provided by NAREIT.  The Company defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other depreciation and amortization.

NAREIT’s Best Financial Practices Council in its Real Estate Accounting Quarterly, July 2000 (updated February 2004), concluded that “any taxes, current or deferred, directly associated with a gain or loss on a disposition of a property not included in FFO also should not be included in FFO.  All other taxes, current or deferred, should be included in the calculation of FFO (i.e., not added back to net income in the calculation of FFO).”  Accordingly, the Company believes its adjustment for taxes associated with real estate dispositions for which the associated gain or loss is excluded from FFO is consistent with NAREIT’s definition of FFO.  If the Company were to recognize a gain or loss related to the disposition of one or more of the HCRMC Properties under GAAP, the Company would exclude such gain or loss, including any current and deferred taxes directly associated with such disposition, from FFO.

Further, the Company believes its adjustment for taxes associated with real estate dispositions for which the associated gain or loss is excluded from FFO is consistent with the Staff’s Compliance & Disclosure Interpretation 102.11 (updated May 17, 2016) which states:

Question: How should income tax effects related to adjustments to arrive at a non-GAAP measure be calculated and presented?

Answer: A registrant should provide income tax effects on its non-GAAP measures depending on the nature of the measures. If a measure is a liquidity measure that includes income taxes, it might be acceptable to adjust GAAP taxes to show taxes paid in cash. If a measure is a performance measure, the registrant should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. In addition, adjustments to arrive at a non-GAAP measure should not be presented “net of tax.” Rather, income taxes should be shown as a separate adjustment and clearly explained.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Deferred Rent Obligation, page 87

17.                            We note your disclosure that the Tranche A deferred rent obligation of $275 million was paid in full in March 2016. We further note your disclosure regarding the Tranche B deferred rent obligation of $250 million. Please revise to disclose the amount of the Tranche B deferred rent obligation that is outstanding at present.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 95 to disclose the amount of the Tranche B DRO outstanding as of the date of the Information Statement.

Capital Expenditures, page 88

18.                            We note your disclosure that you are required, under the terms of the Amended Master Lease, to provide HCR III an amount to fund Capital Additions Costs, with such amount not to exceed $100 million in the aggregate. Please disclose the amount of Capital Additions Costs that have been provided to HCR III to date under the terms of the Amended Master Lease.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 96 to disclose that we have not provided any Capital Addition Financing as of the date of the Information Statement.

Business and Properties, page 95

19.                            We note your disclosure throughout Exhibit 99.1 that the HCRMC Properties include 17 non-strategic properties that are in the process of being divested, which is expected to be completed by the end of 2016. Please revise your disclosure to clarify where the 17 properties are in the process of being divested, including by clarifying whether any contracts have been entered into with respect to the sale of these 17 properties. Please also revise to clarify whether HCP SpinCo will receive the proceeds from the sale of these properties.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 2, 80, 82, 103, 110 and F-63.  Seven of the 17 non-strategic properties are expected to be sold by the end of 2016, with the remaining 10 expected to be sold in the first quarter of 2017, and contracts have been entered into with third party purchasers with respect to the sale of 10 of the 17 properties. The Company will receive the proceeds from the sale of the 17 non-strategic properties.

20.                            We note your disclosure that Mr. Ordan is the Chief Executive Officer of HCP SpinCo and that following the spin-off SpinCo will be led by a dedicated management team. We also note your disclosure on page 2 that Mr. Ordan is currently a consultant to HCP Inc. Please tell us whether any of your key employees will continue to hold positions with HCP Inc. upon consummation of the spin-off.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 122 to disclose that none of our executive officers or key employees will hold any positions with HCP following consummation of the Spin-Off.

Kim McManus

U.S. Securities and Exchange Commission

August 9, 2016

Executive Officer Compensation, page 117

21.                            We note your statement that none of your named executive officers was employed or otherwise engaged by HCP in 2015 or prior years and did not receive any compensation from HCP in 2015. Disclosure on page 2 indicates that Mr. Ordan is “currently a consultant to HCP.” Please revise to clarify when HCP engaged Mr. Ordan as a consultant.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 121 to disclose Mr. Ordan’s tenure as a consultant to HCP.

In accordance with your request, the Company acknowledges the following:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:                              Troy E. McHenry, Esq., Executive Vice President and General Counsel

HCP, Inc.

Mark Ordan, Chief Executive Officer

Quality Care Properties, Inc.

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP